

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

October 29, 2008

Leo Mentzelopoulos
Chief Executive Officer
Cavalier Holdings, Inc.
2808 East North Street, Ste 27
Greenville, SC 29615

Re: Cavalier Holdings, Inc.
Item 4.01 Form 8-K filed April 10, 2008
File No. 000-52531

Dear Mr. Mentzelopoulos:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Ryan C. Milne
                                        Accounting Branch Chief

cc: Peter Campitiello, Esq.
      Via facsimile (212) 216-8001